December 2, 2004

Mail Stop 0409

VIA U.S. MAIL AND FAX 713-877-1547

Mr. William L. Sklar
President
Crown Medical Systems, Inc.
121 West Sycamore Street
Kokomo, IN 46901

RE:	Crown Medical Systems, Inc.
	Form 8-K filed November 30, 2004
            File No. 3-86706

Dear Mr. Sklar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion or modification. Amend your Form 8-K to disclose uncertainty regarding the ability to continue as a going concern in the accountant`s report.

2. With respect to the disagreement with the former accountant, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-B. Specifically, disclose the following:
* Whether any committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant
* Whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement, and if not describe the nature and reason for any limitation

3. With respect to the disagreement with the former accountant, tell us supplementally:

1) the amounts involved,
2) why the disagreement could not be resolved or how it was resolved,
3) how and by whom any amounts were determined, and
4) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

4. Please also note the requirements of Item 304(b) of Regulation S-
B. If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your prior accountant would have concluded was required, provide all of the disclosures required by Item 304(b) of Regulation S-B.

5. Please file an Exhibit 16 letter from your former accountant.
The letter should be addressed to the Commission and state whether the former accountant agrees with the statements made in the Form 8-K and, if not, state the respects in which it does not agree. Please note that your former accountant should make it clear within the
Exhibit 16 letter that it is in reference to your amended Form 8-K.

File an amendment under cover of Form 8-K/A and include the ITEM 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at (202) 824-5336, or in my absence, to Robert Benton at (202) 942-1811.

						Sincerely,



						Rachel Zablow
						Staff Accountant


Crown Medical Systems, Inc.
December 2, 2004



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